Exhibit 99.4

WAIVER AND ACKNOWLEDGEMENT

FROM:	HIS MAJESTY THE KING IN RIGHT OF ONTARIO (the “Province”), as represented by the Minister of Energy and Mines

TO:	HYDRO ONE LIMITED (“Hydro One”)

DATE:	JUNE 18, 2025

Reference is made to the Governance Agreement made as of the 5th day of November, 2015 between Hydro One and the Province (the “Governance Agreement”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Governance Agreement.

The Province hereby waives the requirements of Section 3.1.1 of the Governance Agreement that provides (i) that Hydro One’s Articles at all times provide for a minimum of 10 and a maximum of 15 directors; and, (ii) solely in respect of the 2025 annual meeting of shareholders of Hydro One, that the number of directors shall be a minimum of 10 (provided that the number of directors nominated for election at such meeting will be at least nine).

The Province hereby acknowledges that it is nominating individuals representing less than 40% of the number of directors to be elected at the 2025 annual meeting of shareholders of Hydro One, it being understood that, if an individual is identified as a nominee by the Province following such meeting and accepted, all in compliance with the terms and conditions of the Governance Agreement, that individual will be appointed to the Board within a reasonable period.

This Waiver and Acknowledgement may be signed electronically and in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

[Signature Page Follows]

HIS MAJESTY THE KING IN RIGHT OF ONTARIO, AS REPRESENTED BY THE MINISTER OF ENERGY AND MINES

By:	“Stephen Lecce”
Name: The Honourable Stephen Lecce
Title: Minister of Energy and Mines

ACKNOWLEDGED AND AGREED

HYDRO ONE LIMITED

By:	“David Lebeter”
Name: David Lebeter
Title: President and Chief Executive Officer

[Signature Page to Waiver and Acknowledgement]